GuardCap Asset Management Limited (“GuardCap”)

Responsible Investing Policy

October 2023

Table of Contents

Introduction	2
Investment Philosophy	3
ESG Integration	4
Active Ownership	5
Voting and Engagement Guidelines	8
Collaborative Initiatives	13
Reporting	14
Governance	15
Conflicts of Interest	17

GuardCap Responsible Investing Policy	1	October 2023

Introduction

GuardCap Asset Management Limited (“GuardCap”) is focused on managing two concentrated, long-only equity strategies, one in global equities and the other in emerging markets equities. Our core objective is to achieve superior returns for our clients, in excess of standard benchmarks with less risk than the benchmarks, over the long term. An integral part of this is investing in high quality companies around the world that are capable of generating long-term sustainable growth.

Our primary approaches to responsible investing are ESG integration and active ownership and we conduct a comprehensive analysis of a company’s ESG characteristics with the objective of protecting and enhancing long-term investment returns for our clients.

We recognise the United Nations-supported Principles for Responsible Investment (PRI) definition of responsible investing which “involves considering environmental, social and governance (ESG) issues when making investment decisions and influencing companies or assets (known as active ownership or stewardship)”.

As we invest in both developed and emerging markets, we acknowledge that the importance of specific ESG factors will vary by country, industry, and company, but an analysis of a company’s ESG issues forms a key part of every investment decision.

This policy outlines our approach to responsible investing and applies to all our assets under management.

GuardCap Responsible Investing Policy	2	October 2023

Investment Philosophy

Our investment approach focuses on long-term thinking, long- term forecasting, and long holding periods. We believe that by undertaking in-depth fundamental research, and by thinking in years instead of quarters, whilst methodically building confidence in companies’ long- term growth potential, we can uncover attractive investment opportunities that are typically missed by market participants focused on the short-term and enhance the potential to generate returns whilst protecting against downside risk.

The three pillars to our investment philosophy are as follows:

a)	Investing in companies which generate long term sustained earnings and cash flow growth will deliver excess returns

b)	Investing in high quality companies will provide downside protection

c)	Valuation matters

The following diagram provides an overview of GuardCap’s investment philosophy:

Each investment team is dedicated to the management of their respective strategy, and we undertake rigorous in- depth analysis to ascertain whether the companies under coverage meet our criteria for quality and growth.

Our investment teams travel to meet companies at their headquarters and operating facilities, host meetings and attend company conferences, as well as participating in the majority of conference calls and Investor Days offered by the companies in the “High Confidence Pool” or “Buy List”, which includes the companies within our portfolios. These company contacts are a critical part of our analytical process, and we endeavour to meet a company’s key competitors, suppliers, customers, distributors, and others along the value chain. We believe this approach is important in helping us understand the company and acts as an additional lens through which we can identify any potential risks or opportunities.

GuardCap Responsible Investing Policy	3	October 2023

ESG Integration

Long term thinking underlies everything we do.

We believe that a comprehensive analysis of a company’s business and growth potential has to incorporate all material risks and opportunities. For long term investors, we recognise that the ESG aspects can be particularly important and analysis of ESG factors is a core part of our investment process.

ESG-related risks are considered from the early stages of idea generation and throughout the research process, explicitly as one of the key criteria and implicitly in several others. All companies are scored on these criteria and weak performance in any of the criteria could preclude investing in the company. We consider whether any of the company’s practices or risk exposures conflict with our objective of investing in companies capable of generating long-term sustainable growth.

With this in mind, we seek to invest in companies that demonstrate good corporate governance practices and have progressive environmental and social strategies in place. If a company’s practices have material weaknesses, or if we believe it is engaged in activities that compromise its ability to grow over the longer term, the company will not progress to the next stage of the investment process.

Sectors

Our investment approach steers us away from the most environmentally damaging and controversial sectors such as energy, mining, commodity chemicals and heavy industry because companies in these sectors typically fail several of our quality and growth criteria. We find that these sectors display high cyclicality and do not generate the high level of sustainable returns to shareholders which we demand of our holdings.

Exclusions

Exclusions may be applied at the individual portfolio level. Please refer to your client service representative for more details.

Data Providers

Our investment teams use the data from several data providers at various stages of the investment process. In some cases, our assessment and conclusions might differ from those of the external providers, and we consider any material issues on a case-by-case basis.

Investment Processes

For more specific details on ESG integration for our investment strategies, please contact your client service representative.

GuardCap Responsible Investing Policy	4	October 2023

Active Ownership

Overview

Active ownership is deeply embedded in our investment philosophy, and we endeavour to vote on all resolutions related to our companies. If a company is engaged in a practice that concerns us, we will engage with the company on the issue, seek to learn more about it and encourage positive change.

Engagement

Definition of Engagement

The PRI defines engagement as follows: “Engagement refers to interactions between the investor and current or potential investees (which may be companies, governments, municipalities, etc.) on ESG issues. Engagements are undertaken to influence (or identify the need to influence) ESG practices and/or improve ESG disclosure.”

We make a distinction between ongoing meetings with companies, during which we may discuss specific ESG issues, and more targeted engagements, during which we may discuss a more specific issue(s) with the intention of driving change. For targeted engagements, we may follow our Engagement Framework.

Monitoring

Our investment managers monitor investee companies on an ongoing basis to assess all aspects of their businesses, including strategy, performance and risk, capital structure as well as their sustainability practices. This monitoring takes place on both investee companies and those in our pool of investible companies. All our monitoring and research is conducted in-house by our investment managers. As a result of our ongoing monitoring process, we may identify potential issues for engagement and decide to engage as a result.

Identifying Candidates for Engagement

In terms of identifying candidates for engagement, our investment teams typically identify ESG issues through their own proprietary research and “Foundations for Sustainable Growth” (FSG) scoring and analysis. For example, engagement would follow if we were to identify any perceived negative change(s) in a company’s practices or if a company appears to be falling behind in terms of innovation and development, has low FSG scores, or as the consequence of a deep dive into a company’s behaviour. In terms of prioritising our efforts for engagement, we will assess, among other factors, the materiality of the issue and the likelihood of success of our engagement efforts.

Methods of Engagement

Our investment teams travel to meet companies at their headquarters and operating facilities, host meetings and attend company conferences, as well as participating in the majority of conference calls and Investor Days offered by the companies in the “High Confidence Pool” or “Buy List”, which includes the companies within our portfolios. These company contacts are a critical part of our analytical processes, and we endeavour to meet a company’s key competitors, suppliers, customers, distributors, and others along the value chain. In addition to meetings with company management, we may decide to engage with investee companies as part of our proxy voting activities.

Objectives of Engagement

Engagement objectives are established on a case-by-case basis depending on the specific circumstances surrounding the issue and the company.

GuardCap Responsible Investing Policy	5	October 2023

Engagement Tracking

We formally document our interactions with companies. This enables us to track the progress of our engagement activities over time.

Escalation

Should we identify an issue or area of concern, we would at first speak with the company as part of an initial ‘fact-finding’ meeting. During this meeting, we would seek to find out more about the company’s plans to rectify the issue(s), and if we remain unsatisfied with the company’s progress and response following further meetings, we may choose to escalate the engagement through voting against the company at Annual General Meetings (AGMs) or Extraordinary General Meetings (EGMs) and/or applying our Engagement Framework.

Collective Engagement

Our investment teams regularly engage with companies to seek to improve the outcome for shareholders. Generally, we conduct our engagement activities through one-on-one meetings with company management and company boards as we prefer to act independently on the issues that we have identified. However, on occasion, we may be willing to participate in collective engagements where we believe it is in the best interests of our clients.

The key factors we take into consideration in deciding whether to participate in a collective engagement include whether:

●	the engagement objectives of the collective group are consistent with GuardCap’s objectives.

●	we believe engaging as a collective group will be more successful than one-on-one engagement.

●	engaging as a collective group could be interpreted as having “acted in concert” with another financial institution. If we believe this may be the case, we will not participate.

GuardCap Responsible Investing Policy	6	October 2023

Proxy Voting

We endeavour to vote on every resolution related to our companies and have adopted written procedures designed to ensure that we vote in the best interests of our clients. Our written procedures are implemented in the same way for all GuardCap funds, regardless of asset class or geography1.

Whilst we endeavour to consider the views or concerns put forward by our clients, all voting decisions are made by the investment teams to ensure they are made in the best interests of all clients and in line with our Conflicts of Interest Policy and Proxy Voting guidelines.

For accounts where clients have delegated the responsibility for voting to GuardCap, we endeavour to ensure that all votes are cast in the same way.

For separate accounts where clients have opted to vote for their own account, and have indicated this in writing, we do not vote for those accounts.

We seek to maintain an open dialogue with our clients, and for those who have requested, we share our voting intentions and rationale ahead of time.

Transparent Voting Process and Disclosure

All proxies notified to GuardCap will be referred to the investment managers who are authorised to vote. Voting decisions are determined by the investment teams. GuardCap uses a proxy voting service for information purposes, however all voting decisions are actively considered on a case-by-case basis by the investment teams in accordance with the guidelines outlined within this document. This is one of the benefits of managing concentrated portfolios and our collaborative process where all investment managers have a detailed understanding of the companies under consideration. Once a decision has been reached, the investment team will submit the vote instruction to the Proxy Voting team at our parent company, Guardian Capital, based in Toronto, Canada.

Our proxy voting activities are fully documented and can be accessed here.

Voting Abstention

There may be limited circumstances where we will abstain from voting if we determine that it is in the best interests of our clients.

Notifying Company Management

To increase transparency and accountability, we endeavour to notify companies when we plan to abstain or vote against management on material matters. This communication typically includes the rationale for our voting decision and enable clarification or the initiation of a constructive dialogue.

[1]	Some exceptions due to administrative requirements and high voting costs, particularly in emerging markets countries, may apply.

GuardCap Responsible Investing Policy	7	October 2023

Voting and Engagement Guidelines

For both of our strategies, we have adopted written procedures designed to ensure that we engage with investee companies on the issues that we recognise as the most material and vote for proposals that are likely to advance and against proposals that are likely to impede the long- term sustainable growth of a company. All our activities are undertaken with our clients’ interests at the forefront.

We apply the same approach to all our funds, assets, and geographies2, but take into consideration the wider industry and geographical context and recognise that ‘one size does not fit all’. The guidelines outlined within this section are for reference purposes and are subject to the discretion of our investment management teams, with all engagements and proposals being undertaken on a case-by-case basis.

Corporate Governance

In terms of corporate governance, we expect the companies in which we invest to uphold high standards, and where we feel these standards are not being upheld, we may engage with the company and/or vote against management proposals in an AGM or EGM. The corporate governance topics on which we may engage include audit, Board composition, capital allocation, executive remuneration, diversity, equity, and inclusion, among others.

Audit

We would generally vote in favour of:

●	High quality verification through independent audits.

●	Sufficient rotation and retendering of auditors in line with local market requirements and recognised international best practices.

●	A highly trained, knowledgeable, and competent Audit Committee based on reputation, tenure, among other factors.

We would generally vote against:

●	An Audit Committee that is not independent (unless local market practices require otherwise).

●	Re-election of auditors if there is insufficient rotation and retendering in line with local market requirements and recognised international best practices.

●	An Audit Committee that does not appear highly trained, knowledgeable, and competent or if there are concerns around the firm’s reputation, tenure, among other factors.

●	There are concerns around the quality of the audit or the verification of the audited reports and accounts.

●	Changes that are likely to impact the effectiveness of the Audit Committee and the company’s internal controls.

Board Composition

We would generally vote in favour of:

●	A Board that is of sufficient size for the requirements of the business to be met.

●	A sufficiently independent Board based on local market practice and recognised international best practices.

[2]	Some exceptions due to administrative requirements and high voting costs, particularly in emerging markets countries, may apply.

GuardCap Responsible Investing Policy	8	October 2023

●	Board members or candidates with strong suitability based on experience, diversity, competency, among other factors.

We would generally vote against:

●	A Board that is too big or too small for the requirements of the business to be met.

●	Appointment of directors that lessens Board independence.

●	Board members or candidates without strong suitability based on experience, diversity, competency, among other factors.

●	Measures that give the Board excessive control.

Capital Allocation

We would generally vote in favour of:

●	Capital allocation to activities aligned with long term sustainable growth themes and/or sustainable business activities.

●	Share repurchase or reissuance plans that have safeguards around selective buybacks or re-issuance and are favourable to shareholders.

We would generally vote against:

●	Capital allocation to activities not aligned with long term sustainable growth themes and/or sustainable business activities.

●	Share repurchase or reissuance plans that do not have safeguards around selective buybacks or re-issuance, or those that have insufficient disclosure.

Executive Remuneration

We would generally vote in favour of:

●	A strong alignment of interest between management incentives and shareholder interests.

●	Pay aligning with business performance.

●	Remuneration structure placing an emphasis on long term performance.

●	Remuneration being in line with industry and local market standard, i.e., not deemed excessive.

●	Disclosure being sufficient.

We would generally vote against:

●	Performance targets that are changed during the financial year.

●	Substantial one-off payments that are made without clear and measurable performance criteria.

●	Golden handshakes and golden parachutes that could be deemed excessive or without reason.

●	Sign-on arrangements and severance packages that exceed industry or local market standards.

●	Pension arrangements that are significantly out of step with broader workforce.

GuardCap Responsible Investing Policy	9	October 2023

Shareholder Rights

We would generally vote in favour of:

●	Proposals that recognise and uphold the rights of shareholders.

●	Proposals that hold management to account whilst not being repetitive, prescriptive, or seeking to micromanage the company.

We would generally vote against:

●	Proposals that limit shareholders’ ability to replace management or directors of an issuer, or cause management to be overrepresented on the Board, introduce cumulative voting, unequal voting rights and create supermajority voting.

Reporting and Transparency

We would generally vote in favour of:

●	Increased reporting and transparency, providing we do not view the additional terms as unnecessary and onerous.

We would generally vote against:

●	Reduced reporting and transparency, providing the existing reporting format is sufficient and meets industry standard.

Political Involvement

We would generally vote in favour of:

●	Increased disclosure in terms of a company’s political involvement and contributions, should existing disclosure be insufficient.

We would generally vote against:

●	Resolutions that limit the disclosure of a company’s political involvement or contributions out of corporate funds.

Cyber Security

We would generally vote in favour of:

●	Increased disclosure in terms of cyber security risks and how they are being overseen, managed, and mitigated.

●	Additional disclosure on cyber security policies and procedures.

GuardCap Responsible Investing Policy	10	October 2023

We would generally vote against:

●	Resolutions supporting existing oversight, policies, and procedures if the company has a history of controversies, fines or litigation related to cyber security.

Sustainability

Climate Change

We typically assess the sustainability risks and opportunities for our investments depending on the perceived relevance or materiality of the issue to the individual company. However, as long-term investors, we recognise that some risks and opportunities, including climate change and the environmental risks associated with it, pose a systemic risk, and will have far-reaching implications across industries, the financial markets and global economy. We are therefore supportive of the Paris Agreement and efforts to limit global warming to below 2C and to limit it to 1.5C where possible.

In recognition of our responsibility to manage the climate-related risks and opportunities within our portfolios, we increasingly expect our companies to:

●	Continue to enhance disclosures on emissions.

●	Have a clear plan and strategy in place with regards to reaching net zero, including interim targets, preferably substantiated by the SBTi or credible alternatives.

●	Provide a clear assessment and reporting of climate-related risks and opportunities against the four main pillars of the Task Force on Climate-Related Financial Disclosures (TCFD): governance, strategy, risk management, and targets and metrics.

●	Assess the risks of climate change and biodiversity loss including an assessment of increased raw material or resource costs, regulation and taxation, resource availability and/or supply chain disruption, and a continuous focus on improving risk management practices and disclosures.

We acknowledge that some of the above may be a bigger ask for some companies than for others, depending on their size, location, among other factors, but would engage with companies where we do not see sufficient progress.

Social Factors

We recognise the importance of social factors to the long-term sustainable growth of our investee companies. We may therefore choose to engage on issues such as diversity and gender pay gaps, labour practices, human rights, and potential occurrences of modern slavery and child labour in a company’s supply chain.

Diversity, Equity, and Inclusion

Policies and behaviours that promote diversity, equity, and inclusion are integral to our culture and are of intrinsic value to the success of our business. It is for this reason that we place an emphasis on ensuring that our companies are held to high standards in this area.

We would generally vote in favour of:

●	Increased transparency and disclosure on diversity targets and gender pay gaps.

●	Increased diversity and competency at the board level.

GuardCap Responsible Investing Policy	11	October 2023

We would generally vote against:

●	Decreased transparency and disclosure on diversity targets and gender pay gaps.

●	Lessened diversity and competency at the board level.

Proposals on Other Social Factors

We would generally vote in favour of:

●	Increased transparency and disclosure on labour practices, including the risks and potential occurrences of modern slavery and child labour in a company’s supply chain.

We would generally vote against:

●	Less transparency and disclosure on labour practices, including the risks and potential occurrences of modern slavery and child labour in a company’s supply chain.

Shareholder Proposals

We recognise that shareholder proposals can be a useful mechanism to hold companies to account, increasingly in terms of their social and environmental impact. We review each resolution on a case-by-case basis and support those resolutions that address key governance and sustainability concerns and are likely to have a positive impact on the long-term sustainable growth of the company.

At the same time, we are unlikely to vote for proposals that we believe are repetitive, prescriptive or an attempt to micromanage a company. Prior to voting, we consider the company’s current approach, its response to the resolution, and whether the resolution is necessary and in the best interests of all stakeholders.

GuardCap Responsible Investing Policy	12	October 2023

Collaborative Initiatives

Industry Collaboration

GuardCap is a signatory of the United Nations-supported PRI and we have issued our support for the TCFD. We are also a signatory to the UK Stewardship Code, the International Corporate Governance Network (ICGN) (through our parent, GCLP), and a member of the UK Investment Association.

Through these initiatives, we adhere to the relevant standards and industry association guidelines that promote responsible investment practices and will continue to work with these organisations to help achieve their longer-term goals.

GuardCap Responsible Investing Policy	13	October 2023

Reporting

We recognise the importance of transparency with regards to our responsible investing activities. At present, we provide the following:

●	Quarterly ESG Engagements reporting

●	Quarterly Proxy Voting reporting

●	Quarterly Carbon Footprint reporting

●	Customised reporting

●	Annual reporting to the PRI and Financial Reporting Council

We are willing to discuss and adapt our responsible investing reporting as required.

GuardCap Responsible Investing Policy	14	October 2023

Governance

We recognise the importance of good governance to the long-term sustainable growth of companies around the world. This section outlines the governance structures for responsible investment that we have in place.

Board of Directors

GuardCap’s Board of Directors has legal and regulatory oversight and accountability for responsible investing practices at GuardCap. Our Board of Directors is made up of the President and Chief Executive Officer (CEO) of Guardian Capital Group (GCG), and GuardCap’s Chief Investment Officer (CIO). GuardCap’s Chief Operating Officer / Chief Compliance Officer (COO/CCO) is Secretary to the Board.

GuardCap Operations Committee

GuardCap’s Operations Committee is made up of GuardCap’s CIO, COO, Head of Global Equity and Head of Client Service. The committee meets regularly and provides review and oversight of all operational matters including responsible investing, which is a standing agenda item.

Responsible Investing Oversight Committee

The Responsible Investing Oversight Committee has oversight and accountability over Guardian and its subsidiaries. Chaired by Guardian’s Head of Responsible Investing, the Committee meets quarterly and is composed of nine members appointed by the CEO of Guardian. These senior executives were selected to ensure that all aspects of GCLP’s business are considered and represented. The Committee’s purpose is to support Guardian’s ongoing commitment to ensuring RI principles are upheld, and that information is shared across the firm. GuardCap’s CIO is a member of the Committee.

Guardian’s Responsible Investing Oversight Committee reports to the CEO and the Board of Directors of the parent company, GCG, on a quarterly basis. The Board of Directors of GCG has ultimate oversight and accountability for ensuring the effective governance of all responsible investing activities, across the firm.

Investment Teams

In addition to GuardCap’s Board of Directors and the committees, our investment teams are responsible for the implementation of responsible investing for their respective strategies. As such, our investment managers are responsible for including ESG considerations in their analysis, and a company’s “Foundations for Sustainable Growth” is one of the 10 investment criteria that we ascertain before investing in a company.

Responsible Investing Team

GuardCap has a dedicated Manager, Responsible Investing, who is independent from, but works closely with, all teams within the business, including client service, investments, compliance, risk, and operations. GuardCap’s Manager, Responsible Investing, reports to the Head of Responsible Investing for GCLP, as well as the Head of Client Service at GuardCap.

Information Sharing

GuardCap’s Manager, Responsible Investing, and Compliance Manager meet with GuardCap’s investment teams on a quarterly basis and on an ad hoc basis, as necessary. They also meet with GuardCap’s Operations Committee on a bi-monthly basis. Furthermore, information and research

GuardCap Responsible Investing Policy	15	October 2023

notes are shared across the firm and because GuardCap’s London-based employees sit in an open plan office, there is continuous communication and information sharing on responsible investing topics.

Review of Policy

GuardCap’s Board is responsible for the maintenance and annual review of this Policy which is reviewed on an annual basis.

GuardCap Responsible Investing Policy	16	October 2023

Conflicts of Interest

GuardCap recognises that stewardship activities and company engagement can on occasion lead to potential conflicts of interest. In compliance with Financial Conduct Authority (FCA) rules, we take a risk-based approach to identifying areas of potential conflicts of interest, to managing and mitigating conflicts of interest, and to considering all conflicts when designing and implementing policies and procedures.

To ensure that all potential conflicts of interest are identified and managed appropriately, GuardCap has a Conflicts of Interest Policy.

If a material conflict were to be identified, this would be escalated to GuardCap’s COO, and discussed with the relevant employee(s). This discussion would determine how the potential conflict of interest should be handled in the best interest of the affected client(s).

For more details, please click here.

GuardCap Responsible Investing Policy	17	October 2023